SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                             CERTIFICATE
Cinergy Corp. et al.                              OF
File No.  70-9015                            NOTIFICATION
(Public Utility Holding Company
Act of 1935)

     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies - namely, Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy Investments"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's order dated May 30, 1997 with respect thereto (Rel. No. 35-26723), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:

     1. The following lists the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - at any time outstanding during the calendar quarter ended June 30, 1998 ("Second Quarter 1998") for the following companies: (a)CG&E - $145 million; (b) PSI - $169.1 million; (c) ULH&P - $0; (d) Lawrenceburg - $0;
(e) West Harrison - $0; (f) Miami - $0; (g) Tri-State - $0; (h) KO - $0; and (i) Cinergy Services - $0.

     2. With respect to the operation of the Cinergy system money pool during the Second Quarter 1998: (a) the average annual interest rate applicable to borrowings by participating companies was 5.73%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the Second
Quarter 1998 was as follows: (i) CG&E - $42.8 million, (ii) PSI - $102.4 million, (iii) ULH&P - $27.3 million, (iv) Lawrenceburg - $0.4 million, (v) West Harrison - $0, (vi) Miami - $0, (vii) Tri-State - 0, (viii) KO - $0, and (ix) Cinergy Services - $53.1 million; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the Second Quarter 1998 was as follows:
(i) Cinergy - $14.7 million, (ii) CG&E - $111.3 million, (iii) PSI - $71.1 million, (iv) ULH&P - $1.6 million, (v) Lawrenceburg - $0, (vi) West Harrison - $0, (vii) Miami - $0, (viii) Tri-State - $0, (ix) KO - $0, and
(x) Cinergy Services - $15.8 million.

     3. At March 31, 1998, Cinergy and Cinergy Investments had $62.1 million and $10 million, respectively, in guarantees issued and outstanding. During the Second Quarter 1998, Cinergy issued 13 guarantees totaling $94.5 million and Cinergy Investments cancelled the guarantee it had outstanding. In addition, Cinergy UK, Inc. had outstanding borrowings under a bank credit facility totaling $96 million at June 30, 1998 as to which Cinergy has obligations under a parent support agreement. Therefore, at the end of the Second Quarter 1998, Cinergy and Cinergy Investments had guarantees outstanding of $252.6 million and $0, respectively.

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                            S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
Date:  August 12, 1998

                                       CINERGY SERVICES, INC.
                                       By:  /s/ William L. Sheafer
                                       Vice President and Treasurer